Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Sprint Corporation

Commission File No.:  001-04721

The following are transaction-related excerpts of an investor presentation made in connection with Deutsche Telekom AG’s Capital Markets Day 2018 event.

T-MOBILE US 1 GROUP STRATEGY Germany Systems Solutions Technology & Innovation T-Mobile US Europe Group Development Finance

LEGAL DISCLAIMER Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. Participants in the Solicitation T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting th e requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such for ward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. Non-GAAP In addition to financial information prepared in accordance with U.S. GAAP, this presentation also contains adjusted financial measures that we believe provide investors and management with supplemental information relating to operating performance and trends that facilitate comparisons between periods and with respect to projected information. These adjusted financial measures are non-GAAP and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. Further information relevant to the interpretation of adjusted financial measures, and reconciliations of these adjusted financial measures to the most comparable GAAP measures, may be found on T-Mobile's website at http://investor.t-mobile.com in the "Quarterly Results" section

SUPERCHARGING THE UN-CARRIER 17 GROUP STRATEGY GERMANY SYSTEMS SOLUTIONS TECHNOLOGY &INNOVATION T·MOBILE US EUROPE GROUP DEVELOPMENT FINANCE

CREATING ROBUST COMPETITION
IN THE 5G ERA

UNPRECEDENTED NATIONWIDE 5G NETWORK

- UNPRECEDENTED **CAPACITY, SPEED AND LATENCY** TO DRIVE REVOLUTIONARY CONSUMER EXPERIENCE UNLOCKING SIGNIFICANT ECONOMIC VALUE
- ACCELERATE **U.S. POSITION IN 5G** AS THE ONLY COMPANY ABLE TO QUICKLY DEPLOY A **BROAD AND DEEP NATIONWIDE 5G NETWORK**
- USE EARLY LEADERSHIP IN 5G TO CAPTURE WAVE OF **INNOVATION AND DISRUPTION**, BENEFITING CUSTOMERS AND THE NATION'S ECONOMY

SUPERCHARGE UN-CARRIER STRATEGY AT PIVOTAL TIME

- **NETWORK CAPABILITIES AND CAPACITY** WILL LEAD TO **BETTER SERVICE** AND **LOWER PRICES**
- CONTINUATION OF PROVEN **PRO-CONSUMER STRATEGY** THAT IS FUNDAMENTALLY BUILT AROUND **MORE VALUE** AND **HIGHER CONSUMER SATISFACTION**
- PROACTIVELY CREATE **NEW COMPETITION** AND **DISRUPTION** IN **ADJACENT MARKETS**
- BRING REAL **MOBILE BROADBAND COMPETITION TO RURAL AMERICANS** FOR THE FIRST TIME AND NEW COMPETITION FOR **BUSINESSES OF ALL SIZES**

JOB CREATOR FROM DAY ONE UNLOCKING ECONOMIC VALUE

- CREATING **NEW JOBS DAY ONE** WITH INVESTMENT TO EXPAND CUSTOMER SERVICE, RETAIL FOOTPRINT AND 5G BUILDOUT
- DRIVING **RAPID INVESTMENT** NATIONWIDE IN 5G, ENSURING **AMERICAN LEADERSHIP IN 5G** ECO-SYSTEM
- FORCING CONVERGED INDUSTRY LEADERS **TO INVEST MORE** AND **FASTER**
- ACCELERATING THE GROWTH OF **MILLIONS[1] OF U.S. JOBS AND SUBSTANTIAL ECONOMIC VALUE**

[1] Based on CTIA estimates from "The Global Race to 5G" April 2018.

GROUP STRATEGY | GERMANY | SYSTEMS SOLUTIONS | TECHNOLOGY & INNOVATION | T-MOBILE US | EUROPE | GROUP DEVELOPMENT | FINANCE

18

NEW T-MOBILE WILL DELIVER
SIGNIFICANT SYNERGIES

		RUN-RATE SYNERGIES ($BN, PRE-TAX)	COST TO ACHIEVE ($BN)[1]	NPV OF SYNERGIES ($BN) *(Net of Costs to Achieve)*	INTEGRATION YEARS
	**NETWORK** SITE DECOMMISSIONING, COST TO DECOMMISSION, NETWORK INTEGRATION COSTS & CAPEX SAVINGS	~ $4+	~ $10[2]	~ $26	3
	**SALES, SERVICE & MARKETING** STORE CONSOLIDATION, INCREASED LEASE & LABOR EXPENSE, STORE REFRESH COST, ADVERTISING, CUSTOMER CARE, EQUIPMENT REVENUE & LOGISTICS	~ $1+	~ $1	~ $11	3-4
	**BACK OFFICE** IT & BILLING & FIXED G&A	~ $1+	~ $4	~ $6	3-4
	TOTAL	~ $6+	~ $15	~ $43+	

Note: All numbers are approximations and reflect management estimates as of date of presentation.
[1] NPV of Synergies net of Costs to Achieve, calculated assuming a discount rate of 8.0% on unlevered free cash flow. Numbers may not add due to rounding. [2] Net of avoided Capital Expenditures.

GROUP STRATEGY GERMANY SYSTEMS SOLUTIONS TECHNOLOGY & INNOVATION T-MOBILE US EUROPE GROUP DEVELOPMENT FINANCE
19

POISED FOR SIGNIFICANT MARGIN EXPANSION 3-4 Year Targets Longer-term Targets 2018 Pro Forma Margins 2018 Pro Forma 2-4% CAGR $81-86bn 3-5% CAGR $95-100bn Total Revenue $75-76bn Wireless Service Revenue 2-4% CAGR $59-61bn 2-4% CAGR $67-70bn $53-57bn Adjusted EBITDA1,2 $22-23bn 40-42% 45-47% margin 54-57% margin Capital Expenditures3 $10-11bn 18-19% 15-20% of svc rev 13-15% of svc rev Adjusted EBITDA less Capital Expenditures1,4 $11-12bn 20%-21% 26-30% margin 42-45% margin Note: Service Revenue and Adjusted EBITDA figures do not include the impacts of new revenue standard. numbers are approximations and reflect management estimates of the date of presentation All 2Adjusted EBITDA margins calculated based on Service Revenue. 3Capital Expenditures margins calculated based on Service Revenue. 4 Adjusted EBITDA less Capital Expenditures calculated based on Service Revenue. 1Adjusted EBITDA based on T-Mobile’s as-reported definition which is unburdened for stock-based compensation. 20 GROUP STRATEGY Germany Systems Solutions Technology & Innovation T-Mobile US Europe Group Development Finance

NEW T-MOBILE

THE FIRST BROAD AND DEEP NATIONWIDE 5G NETWORK


T-Mobile
mmW
LOW-BAND
Sprint
MID-BAND
NEW T-Mobile
MMW
DENSE
URBAN
MID-BAND
METRO
LOW-BAND NATIONWIDE

NEW T-MOBILE IS THE **ONLY** COMPANY CAPABLE OF DELIVERING **BROAD AND DEEP NATIONWIDE 5G** IN CRITICAL EARLY STAGE OF INNOVATION

- UNMATCHED COMBINATION OF SPECTRUM ASSETS TO CREATE A BROAD AND DEEP NETWORK
- ENHANCED FINANCIAL POSITION ABOVE WHAT EITHER COMPANY COULD DO ALONE TO INVEST IN THE ROLLOUT OF 5G
- PROVEN LEADERSHIP AND PLAN TO RAPIDLY ROLLOUT ADVANCEMENTS – T-MOBILE DEPLOYED NATIONWIDE LTE TWICE AS FAST AS VERIZON AND THREE TIMES AS FAST AS AT&T

GROUP STRATEGY GERMANY SYSTEMS SOLUTIONS TECHNOLOGY & INNOVATION T-MOBILE US EUROPE GROUP DEVELOPMENT FINANCE 21

POWERFUL COMBINATION RESULTS IN
REVOLUTIONARY CAPACITY & SPEED



7x
CAPACITY INCREASE
(EXABYTES)
3
22
T-Mobile + Sprint
1Q18 OFFERED CAPACITY
(IN EXABYTES PER MONTH)
NEW T-Mobile
PROJECTED-2024 OFFERED CAPACITY
(IN EXABYTES PER MONTH)



15x
SPEED INCREASE
(MBPS)
32.1
23.8
450
T-Mobile Sprint
1Q18 DOWNLOAD SPEED
NEW T-Mobile
PROJECTED-2024 DOWNLOAD SPEED

GROUP STRATEGY GERMANY SYSTEMS SOLUTIONS TECHNOLOGY & INNOVATION T-MOBILE US EUROPE GROUP DEVELOPMENT FINANCE 22

POTENTIAL 23 T-MOBILE US GROUP STRATEGY GERMANY SYSTEMS SOLUTIONS TECHNOLOGY & INNOVATION EUROPE GROUP DEVELOPMENT FINANCE

PROVEN OPERATIONAL PLAN FOR SUCCESS Anchor on T-Mobile Network Migrate customers Fast and low risk delivery of synergies customer experience while protecting Migrate Sprint customers to T-Mobile network within 3 years without degrading experience on Sprint’s network On Day One, 20 million Sprint customers already have compatible handsets with T-Mobile’s network Aggressively migrate CDMA voice to VoLTE Billing and back office system migrations to occur over time minimizing disruption to distribution, care, and operations Use T-Mobile as the anchor network and increase network density and coverage with selected Sprint “keep” sites Deploy 2.5 GHz spectrum on T-Mobile sites and full T-Mobile spectrum portfolio on Sprint “keep” sites New T-Mobile network of ~85k macro sites and 50k small cells 24 GROUP STRATEGY Germany Systems Solutions Technology & Innovation T-Mobile US Europe Group Development Finance

NEW T-MOBILE WILL DELIVER UNPRECEDENTED NETWORK QUALITY AND CUSTOMER VALUE Rapid industry convergence and fast emerging 5G economy creates ideal timing for unique combination Creates only company with capacity to build the first broad and deep nationwide 5G network Competition will extend U.S. global internet leadership in the 5G era Supercharges pro-consumer Un-carrier strategy Expected to create jobs and unlock economic growth Compelling benefits support rationale for regulatory approval in the era of 5G 25 GROUP STRATEGY Technology Leadership Germany T-Systems Europe/NL TMUS Finance

Exceeded or met aggressive goals set at Capital Markets Day 2012 & 2015 Industry leading momentum set to continue with strong organic plan Incredible LTE Network transitioning to 5G using 600 MHz Sprint transaction enables unprecedented network quality & customer value New T-Mobile will create value for consumers investors & 26 GROUP STRATEGY Technology Leadership Germany T-Systems Europe/NL TMUS Finance T-Mobile US, Inc. CMD 2018 Summary

Twitter, Facebook, Instagram and other social media posts related to the transaction:

MIKE SIEVERT (Twitter @SievertMike)

•                  Tweet: We KNOW we can keep rocking wireless with more network expansion, entry into TV, 5G and IoT, and a radically simple customer experience, but there’s also serious opportunity to turbocharge the whole thing. Key info: http://www.newTMobile.com

•                  Tweet: With combined resources, the New @TMobile can create robust competition in the 5G era for unprecedented speed, capacity & latency that’ll drive significant consumer & economic value w/ better service, lower prices, new jobs & limitless potential! Key info: http://www.newTMobile.com

NEVILLE RAY (Twitter @NevilleRay)

•                  Tweet: With low, mid & high band spectrum, the New @TMobile will be the ONLY company capable of delivering nationwide 5G with the breadth & depth necessary to position the US as a 5G leader in early stages of innovation. Key info: http://www.newTMobile.com

•                  Tweet: 5G will enable 15X better average speeds - up to 450 Mbps! And a nationwide mobile 5G network that connects literally everything that can be connected will really blow your mind. Key info: http://www.NewTMobile.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”).  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders.  Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint.  The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210.  The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov.  These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction.  Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders.  Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018.  Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available.  Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.